Attitude Drinks Incorporated
10415 Riverside Drive, # 101
Palm Beach Gardens, Florida 33410-4237

June 16, 2011

John Reynolds
Assistant Director	VIA EDGAR
Division of Corporation Finance	CORRESPONDENCE
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Attitude Drinks Incorporated
Form 10-K for Fiscal Year Ended March 31, 2010
Filed July 14, 2010 and amended April 21, 2011
File No. 0-52904

Dear Mr. Reynolds:

This letter sets forth the response of Attitude Drinks Incorporated (“Attitude” or the “Company”) to the Staff’s comment letter dated June 2, 2011. If the responses below satisfactorily address your comments, we will move forward to amend the Form 10-K for the fiscal year ended March 31, 2010, as amended (“Form 10-K”) as indicated below.

Management’s Discussion and Analysis

External Sources of Liquidity, page 21
1.  We reissue comment seven of our letter dated March 31, 2011.  We continue to note the disclosure of external debt financing regarding sources of funding that are past due.  Please disclose the amount that is past due for each separate funding and clearly disclose whether there are any penalties that are accruing.  Clearly disclose the amount of interest and /or penalties that are due for each financing in default.  Also, clearly disclose the interest rate for debt financing.  Lastly, the statement on page 25 that “all convertible notes payable have a due date after March 31, 2010 and are not in default for any past due dates” is inconsistent with the disclosure elsewhere in this section. Please revise.

Response:  At March 31, 2010, all but one of our short-term bridge notes were past due.  Our convertible notes were due June 30, 2010. We propose to revise and replace the existing two tables on page 26 with the table below which should clarify the foregoing:

RECAP ANALYSIS OF ALL CONVERTIBLE NOTES PAYABLE
AND SHORT-TERM BRIDGE NON-CONVERTIBLE LOANS
FOR THE YEAR ENDED MARCH 31, 2010

						Default	Accrued
Original Note	Issue		Default	$ Amount	Interest	Interest	Default
Amount	Date	Due Date	Yes/No	Past Due	Rate	Rate	Interest

CONVERTIBLE NOTES (a)

$600,000	October, 2007	6/30/2010	(a)	-	10%	N/A	-
$312,000	January, 2008	6/30/2010	(a)	-	None-discount note	N/A	-
$500,000	February, 2008	6/30/2010	(a)	-	10%	N/A	-
$100,000	June, 2008	6/30/2010	(a)	-	10%	N/A	-
$263,333	September, 2008	6/30/2010	(a)	-	None-discount note	N/A	-
$60,833	December, 2008	6/30/2010	(a)	-	None-discount note	N/A	-
$200,834	January, 2009	6/30/2010	(a)	-	15%	N/A	-
$60,000	February, 2009	6/30/2010	(a)	-	15%	N/A	-
$361,112	March, 2009	6/30/2010	(a)	-	12%	N/A	-
$27,778	October, 2009	6/30/2010	(a)	-	12%	N/A	-
$618,612	November, 2009	6/30/2010	(a)	-	12%	N/A	-
$150,000	January, 2010	6/30/2010	(a)	-	12%	N/A	-
$192,500	March, 2010	6/30/2010	(a)	-	12%	N/A	-

SHORT-TERM BRIDGE LOANS

$120,000	April 2, 2008	Past due	Yes	$120,000		15%	$28,140
$120,000	April 9, 2008	6/30/2010	No	N/A	None-discount note	-	-
$60,000	April 14, 2008	Past due	Yes	$60,000		15%	$14,070
$33,000	May 19, 2008	Past due	Yes	$33,000		15%	$7,739
$55,000	August 5, 2008	Past due	Yes	$55,000		15%	$23,828

$388,000	Total amount past due			$268,000			$73,777

(a) As of March 31, 2010, we did not have sufficient authorized shares to settle all of our equity indexed instruments which is an event of default on all of our convertible notes.  Remedies for an event of default include acceleration of principal and interest at the option of the holder, and a portion of the notes also include redemption provisions which allow the holders to redeem the notes at 120% of the principal balance plus interest. A Certificate of Amendment to the Certificate of Incorporation was filed with the state of Delaware to be effective on April 5, 2010 to increase the authorized shares to one billion shares which cured the above event of default for insufficient authorized shares. In addition, the notes were extended until June 30, 2010.

In addition, we will revise the paragraph on page 25 under “Defaults on Convertible Notes Payable” as follows: “We did not have sufficient authorized shares as of March 31, 2010 to settle all of our equity indexed instruments which is an event of default on our convertible notes. Remedies for an event of default include acceleration of principal and interest, at option of the holder, and a portion of the notes also include redemption provisions which allow the holders the option to redeem the notes for 120% of the principal balance plus interest. Prior to March 31, 2010, the holders of these notes agreed to extend the due dates of the notes until June 30, 2010. Notes with the redemption provision were recorded at 120% of face value. If we are unable to obtain sufficient authorized shares by June 30, 2010 (the maturity date), default interest of 15% will begin accruing on these notes as of July 1, 2010. On April 5, 2010, a Certificate of Amendment to the Certificate of Incorporation was filed with the state of Delaware effective on April 5, 2010 which cured the event of default for insufficient authorized shares.”

Item 9A – Controls and procedures, page 32

Management’s Report on Internal Control over Financial Reporting

2.  We note your response to comment 8 of our letter dated March 31, 2011.  We note our disclosure that “In its assessment of the effectiveness of the Company’s internal controls over financial reporting, management determine that there were control deficiencies as of the year ended March 31, 2010 that constituted material weaknesses.” We do not see where you have provided management’s conclusion as to the effectiveness of your internal control over financial reporting (i.e., effective or not effective).  A material weakness would preclude a conclusion that such controls are effective.  Please amend the filing to provide the disclosure required by Item 308(a)(3) of Regulation S-K.

Response: We will revise the paragraph titled “Management’s Report on Internal Control Over Financial Reporting” on Form 10-K to provide this conclusion as follows (highlighted for your review). The remainder of this section will not change.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting. Under the supervision and with the participation of our management, including our chief executive officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting using framework similar to criteria referenced in the initial steps of the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of the year ended March 31, 2010.

Remediation Efforts to Address Deficiencies in Internal Control over Financial Reporting page 33

3.  We note your disclosure that “As a result of the findings from the investigation and a company-lead accounting review, management intends to take practical cost-effective steps in implementing internal controls…”  With a view towards possible disclosure, please tell us what is meant by “the findings from the investigation and a company-lead accounting review.”

Response:  This statement refers to the evaluation conducted of the effectiveness of our internal control over financial reporting using framework similar to criteria referenced in the initial steps of the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and from which, management determined that there were control deficiencies as of the year ended March 31, 2010 that constituted material weaknesses, which we described in this section.

To avoid any confusion, we will revise this phrase as follows: “As a result of the findings from the evaluation conducted of the effectiveness of our internal control over financial reporting as set forth above, management intends to take practical, cost-effective steps in implementing internal controls, including the following remedial measures:”

The remainder of this section will not change.

Item 11.  Executive Compensation, page 35

4.  We note the reference in footnote f to “the non-cash expense to recognize the costs of non-qualified stock options granted to the above executives.”  Please revise to instead reflect the grant date fair value in accordance with Topic 718.

Response:   We propose to change the language in footnote f to the following:
“(f) This amount represents the aggregate grant date fair value that was computed in accordance with FASB Topic 718 for the grant of non-qualified stock options to the above executives. These grants came from the March 2009 Stock Option, Compensation and Incentive Plan. These stock options have an exercise price of $1.00 and vest immediately with an expiration life of five (5) years. The stock options were valued at $.18014 per stock option at March 30, 2009.”

5.  Please disclose what is included in the all other compensation column.

Response:  We will add footnote (h) with the following disclosure:

“(h) These amounts represent medical insurance payments that were paid by the Company for the named executives.”

Item 15. Exhibits, page 40

6. We reissue comment 19 of our letter dated March 31, 2011.  We continue to note that exhibits 10.1, 10.8, 10.19, 10.23, 10.26, 10.28, 10.29, and 10.31 are missing exhibits and/or schedules.  We also note that exhibit 10.2 to the Form 8-K filed on May 7, 2009, Exhibit 10.20 to the Form 8-K filed July 21, 2010, Exhibits 10.24 and 10.27 to the Form 8-K filed January 27, 2011 (re-filed on Form 8-K amendment filed on May 9, 2011), Exhibit 10.28 to the Form 8-K filed February 7, 2011 (re-filed on Form 8-K amendment filed on May 10, 2011), and Exhibits 10.32 and 10.35 to the Form 8-K filed March 18, 2011 (re-filed on Form 8-K amendment filed on May 10, 2011) are missing exhibits and/or schedules.  Please file these exhibits in their entirety.

Response:

We have reviewed the exhibits and believe the majority of the confusion stems from the fact that certain exhibits to the subscription agreements noted above were filed as their own separate exhibits.  To clarify this, we will amend the exhibit index to indicate where those documents may be found.  Please see the attached proposed Exhibit Index. In future filings, we will file the exhibits as part of the subscription agreements rather than as separate exhibits, unless otherwise required to do so.  Lastly, we have identified the schedules or exhibits that were inadvertently not filed, which we will file with the amended Form 10-K or as otherwise set forth below.

Please find the following table which summarizes our findings and proposed action steps:

Form 10-K dated July 14, 2010, as amended April 21, 2011
Exhibit	Previously Filed	To be filed in Amended Form 10-K for March 31, 2010
10.1	Exhibits A-F filed (or incorporated by reference) in Form 10-K filed July 14, 2010, Exhibit G (form of legal opinion)* filed in Form 10-K as amended April 21, 2011
10.8	Exhibits A-B filed (or incorporated by reference) in Form 10-K filed July 14, 2010, Exhibit C (form of legal opinion)* filed in Form 10-K as amended April 21, 2011	Subscription Agreement will be re-filed with Schedules 8(a) (Placement Fees) and 8(b) (Due Diligence Fees)
10.19	Exhibits A-C filed in Form 10-K filed July 14, 2010 (or incorporated by reference), Exhibit C (form of legal opinion)* filed in Form 10-K as amended April 21, 2011
10.23		Exhibit A to be filed in amendment to Form 10-K

10.26	Exhibits A-E included in Exhibit 10.26 filed in Form 10-K as amended April 21, 2011**; Schedule 9(s) referenced in index to Subscription Agreement was never prepared
10.28	Exhibits A-D included in Exhibit 10.28 filed in Form 10-K as amended April 21, 2011**
10.29		Schedule A to be filed in amendment to Form 10-K
10.31		Form of Note to be filed in amendment to Form 10-K, Schedule B to Modification and Amendment Agreement dated 1-10-2010 is correct as filed (blank)

* We note that the “Form of Legal Opinion” included in the subscription agreements referenced above includes reference to “(g) Minutes of the action of the Company’s Board of Directors, including unanimous Board of Directors approval of the Documents, a copy of which is annexed hereto.” Since the legal opinion is a form of legal opinion, there are no minutes of the action of the Company’s Board of Directors to attach as part of the form of legal opinion.
** These exhibits were inadvertently not labeled as “A-D(E),” but these exhibits were filed within these Exhibits.

Form 8-K’s

Exhibit	Previously Filed	To be Filed
10.2 to the Form 8-K filed on May 7, 2009	This is Exhibit 10.28 to Form 10-K filed in Form 10-K as amended April 21, 2011 above, please see above table for details
10.20 to the Form 8-K filed July 21, 2010, re-filed as Exhibit 10.34 to Form 10-Q, as amended, for quarter ended September 30, 2010, filed June 1, 2011
Exhibits A-B (Form of Note and Warrant) filed with Form 8-K dated July 21, 2010. Exhibit C (Escrow Agreement) filed as Exhibit 10.38 to Form 10-Q. Exhibit D (Form of Legal Opinion) included in Form 10-Q Exhibit 10.34.* We will clarify this in the index to the Form 10-Q for the quarter ended December 31, 2010. Please note that Schedule 5(v) (Transfer Agent) was inadvertently referred to as 5(w) in the index to the Subscription Agreement.  All Schedules have been filed.

Exhibit 10.24 to the Form 8-K filed January 27, 2011, re-filed with amended Form 8-K on May 9, 2011 as Exhibit 10.1
Exhibits A-B (Form of Note and Warrant) filed with Form 8-K dated January 27, 2011. Exhibit C (Escrow Agreement) filed as Exhibit 10.5 to Form 8-K amended May 9, 2011. Exhibit D (Form of Legal Opinion) filed herewith.

For ease of reference, we will re-file the subscription agreement and all exhibits and schedules (including capitalization table, Schedule 9(p)(v) and attachment 11.1)  in Form 10-K for the year ended March 31, 2011

Exhibit 10.27 to the Form 8-K filed January 27, 2011		Schedule A-We will re-file the agreement with Schedule A with the Form 10-K for the year ended March 31, 2011
Exhibit 10.28 to the Form 8-K filed February 7, 2011, re-filed on Form 8-K amendment filed on May 10, 2011 as Exhibit 10.1	Exhibits A-B (Form of Note and Warrant) filed with Form 8-K dated February 7, 2011. Exhibit D (Form of Legal Opinion) included in Form 8-K amendment filed on May 10, 2011.*	For ease of reference, we will re-file the subscription agreement and all exhibits and schedules in Form 10-K for the year ended March 31, 2011
Exhibits 10.32 to the Form 8-K filed March 18, 2011, re-filed on Form 8-K amendment filed on May 10, 2011
Exhibits A-B (Form of Note and Warrant) filed with Form 8-K dated March 18, 2011, Exhibit C filed as Exhibit 10.5 in Form 8-K amendment filed on May 10, 2011, Exhibit D (Form of Legal Opinion) included in Form 8-K amendment filed on May 10, 2011,* Schedule 9(v) (Lock-Up Providers) was never prepared.
For ease of reference, we will re-file the subscription agreement and all exhibits and schedules (including capitalization table, and Schedule 9(p)(v)) in Form 10-K for the year ended March 31, 2011
Exhibit 10.35 to the Form 8-K filed March 18, 2011, re-filed on Form 8-K amendment filed on May 10, 2011		Schedule A-We will re-file the agreement with Schedule A with the Form 10-K for the year ended March 31, 2011
* Not labeled “Exhibit D” but - filed in this Exhibit as Form of Legal Opinion

7.  As previously requested in comment 20 of our March 31, 2011 letter, please file as an exhibit the termination and release agreement that was signed by the company and Nutraceutical Discoveries, Inc. on February 24, 2010.

Response:

The above referenced termination agreement and release was filed as Exhibit 10.17 – Sublicense Agreement, Termination Agreement and Promissory Note – in the Form 10-K/A that was filed April 21, 2011. This agreement is after page 16 of the Sublicense Agreement.

General

8.  We reissue comment 23 of our letter dated March 31, 2011. Please amend your Forms 10-Q for the periods ended June 30, 2010, September 30, 2010 and December 31, 2010 to comply with the comments issued on the Form 10-K for the MD&A section and the Recent Sales of Unregistered Securities section.

Response:  To address these comments, we have filed an amended Form 10-Q for the period ended June 30, 2010 as 10-Q/A on May 26, 2011, and we have filed an amended Form 10-Q for the period ended September 30, 2010 as 10-Q/A on June 1, 2011.  We plan to amend Form 10-Q for the period ended December 31, 2010 to incorporate these comments upon your response to this letter.

If you should have any questions, require any further information or have further comments, please call the undersigned at 561-799-5053 or email me at tommy@attitudedrinks.com

Attitude Drinks Incorporated

By: /s/ Tommy E. Kee
Name:  Tommy E. Kee
Title:  Chief Financial Officer and Principal Accounting Officer

PART IV

ITEM 15 – EXHIBITS

Exhibit No.	Document Description	Incorporated by Reference	Filed Herewith

(2)(1)	Agreement and Plan of Merger dated September 14, 2007	(1)
(3)(1)(i)	Restated Certificate of Incorporation	(1)
(3)(1)(ii)	Certificate of Amendment to Certificate of Incorporation	(8)
(3)(2)	Amended and Restated Bylaws	(1)
(4)(1)	Certificate of Designation of the Series A Convertible Preferred	(1)
(4)(2)	Form of Common Stock Certificate	(1)
(4)(3)	Form of Class A and B Common Stock Purchase Warrant with Schedule of other documents omitted	(1)
(4)(4)	Form of 10% Convertible Note with Schedule of other documents omitted	(1)
(4)(5)	Form of Secured Convertible Note with Schedule of other documents omitted	(1)
(4)(6)	Certificate of Amendment to the certificate of Designation of the Series A Convertible Preferred Stock	(5)
(4)(7)	Form of Note dated January 8, 2008	(9)
(10)(1)	Subscription Agreement for Securities dated October 23, 2007 (Exhibits A-F filed as Exhibits (4)(5), (4)(3), and (10)(3)-(10)(6), incorporated by reference in this Exhibit Index , Exhibit G (Form of Legal Opinion) included herein)	(9)
(10)(2)	2007 Stock Compensation and Incentive Plan	(1)
(10)(3)	Escrow Agreement dated October 23, 2007	(1)
(10)(4)	Security Agreement dated October 23, 2007	(1)
(10)(5)	Subsidiary Guaranty dated October 23, 2007	(1)
(10)(6)	Collateral Agent Agreement dated October 23, 2007	(1)
(10)(7)	Office Lease Agreement dated December 15, 2007	(2)
(10)(8)	Subscription Agreement for Securities dated January 8, 2008 (Exhibits A-B filed as Exhibits (4)(7) and (10)(9) incorporated by reference in this Exhibit Index, Exhibit C (Form of Legal Opinion) included herein)		X
(10)(9)	Funds Escrow Agreement dated January 8, 2008	(1)
(10)(10)	Waiver and Consent dated January 8, 2008	(1)
(10)(11)	Notice of Waiver of Certain Conditions effective February 15, 2008	(1)
(10)(12)	Notice of Waiver effective February 15, 2008	(1)
(10)(13)	Notice of Waiver of Conditions effective April 8, 2008	(1)
(10)(14)	Strategic Relationship & Supply Agreement-NutraGenesis LLC April 16, 2008	(9)
(10)(15)	Modification and Waiver Agreement, dated June 30, 2008	(9)
(10)(16)	Asset Purchase Agreement, and Secured Convertible Promissory Note, August 2008	(9)
(10)(17)	Sublicense Agreement, Termination Agreement, Promissory Note With Nutraceutical Discoveries, Inc. – August, 2008 and February 2010	(9)
(10)(18)	Form of Modification, Waiver and Consent Agreement, September 2008	(3)
(10)(19)	Subscription Agreement Securities September 2008 (Exhibits A-C filed as Exhibits (10)(21), (10)(22), (10)(20) incorporated by reference in this Exhibit Index, Exhibit D (Form of Legal Opinion) included herein	(9)
(10)(20)	Funds Escrow Agreement September 2008	(9)
(10)(21)	Form of Note, September 2008	(3)
(10)(22)	Form of Class A and Class B Warrant, September 2008	(3)
(10)(23)	Independent Contractor Agreement – F&M Merchant Group, November 2008		X
(10)(24)	Manufacturing Agreement dated December 16, 2008 with O-AT-KA Milk Products Cooperative, Inc.	(4)

(10)(25)	Form of Note and Warrant and Modification, Waiver and Consent Agreement, December 2008	(9)
(10)(26)	Subscription Agreement, Form of Note and Warrant, Funds Escrow Agreement, Form of Legal Opinion, and Second Modification, Waiver And Consent Agreement, January 2009 (Exhibits A-E included herein)	(9)
(10)(27)	Amendment, Waiver and Consent Agreement, Form of Allonge No.1 to January 09 Notes, Form of Warrant, February 2009	(9)
(10)(28)	Subscription Agreement, Funds Escrow Agreement, Form of Note and Warrant and Legal Opinion, March 2009 (Exhibits A-D included herein)	(9)
(10)(29)	Third Modification, Waiver and Consent Agreement, Form of Allonge No. 1 to March 09 Notes, Form of Warrant, July 2009		X
(10)(30)	Form of Note, November 2009	(9)
(10)(31)	Modification and Amendment Letters, Form of Warrant, January 2010		X
(10)((32)	2010 Stock Compensation and Incentive Plan	(7)
(14)	Code of Ethics	(6)
(21)	Subsidiaries of Registrant	(1)
(31)(i)	Certification of Chief Executive Officer pursuant to Rule 13a-14 (a)/ 15d-14 (a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		X
(31)(ii)	Certification of Chief Financial Officer pursuant to Rule 13a-14 (a)/ 15d-14 (a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		X
(32)(1)	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X

(1)   previously filed with the Commission on April 11, 2008 as an exhibit to Form S-1/A (SEC Accession Number 0001144204-08-021783)
(2)   previously filed with the Commission on February 14, 2008 as Exhibit 10.3 to Form 10-Q (SEC Accession Number 0001144204-08-008934)
(3)   previously filed with the Commission on November 19, 2008 as an exhibit to Form 10-Q (SEC Accession Number 0001144204-08-0063995)
(4)   previously filed with the Commission on March 5, 2009 as Exhibit 10.18 to Form 10-Q (SEC Accession Number 0001213900-09-0005)
(5)   previously filed with the Commission on November 23, 2009 as Exhibit 4.6 to Form 10-Q (SEC Accession No. 0001213900-09-003372)
(6)   previously filed with the Commission on August 14, 2009 as Exhibit 14.1 to Form 10-K (SEC Accession No. 0001213900-09-002104)
(7)   previously filed with the Commission on May 25, 2010 as Exhibit 10.1 to Form S-8 (SEC Accession No. 0001213900-10-002206)
(8)   previously filed with the Commission on July 14, 2010 as Exhibit 3(1)(ii) to Form 10-K (SEC Accession No. 0001213900-10-2857)
(9)   previously filed with the Commission on April 21, 2011 as an Exhibit to Form 10-K/A (SEC Accession No. 0001213900-11-002129)